UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Marketo, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

57063L107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Battery Ventures IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,595,262, except that Battery Partners IX, LLC (“BP9”), the general partner of BV9 and managing member of BIP9, and its investment advisor Battery Management Corp. (“BMC,” and together with BP9, the “Battery IX Companies”) may be deemed to have sole power to vote these shares; each of Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”), and Scott R. Tobin (“Tobin”), each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,595,262 shares, except that the Battery IX Companies may be deemed to have sole dispositive power with respect to these shares; each of Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,595,262 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.61%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Battery Investment Partners IX, LLC (“BIP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
25,950 shares, except that the Battery IX Companies may be deemed to have sole power to vote these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
25,950 shares, except that the Battery IX Companies may be deemed to have sole power to vote these shares; Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,950 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.07%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Battery Partners IX, LLC (“BP9”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9, except that Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin, each of whom is a managing member or officer of the Battery IX Companies, may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neeraj Agrawal

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,638,012, of which 2,592,262 shares are directly owned by BV9, 25,950 shares are directly owned by BIP9 and 16,800 of which are shares which Agrawal has the right to acquire within sixty days through the early exercise of an option to purchase shares.  Agrawal is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,638,012, of which 2,592,262 shares are directly owned by BV9, 25,950 shares are directly owned by BIP9 and 16,800 of which are shares which Agrawal has the right to acquire within sixty days through the early exercise of an option to purchase shares.  Agrawal is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,638,012 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.72%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Brown is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Brown is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas J. Crotty

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Crotty is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Crotty is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jesse Feldman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Feldman is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Feldman is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard D. Frisbie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Frisbie is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Frisbie is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth P. Lawler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Lawler is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Lawler is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roger H. Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Lee is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Lee is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. David Tabors

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Tabors is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Tabors is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 57063L107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott R. Tobin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Tobin is a managing member or officer of the Battery IX Companies, and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,621,212 shares, of which 2,595,262 shares are directly owned by BV9 and 25,950 shares are directly owned by BIP9.  Tobin is a managing member or officer of the Battery IX Companies, and may be deemed to have sole dispositive power with respect to these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,621,212 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.68%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Marketo, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 901 Mariners Island Boulevard, Suite 200 San Mateo, California 94404

Item 2.
(a)

Name of Person Filing
Battery Ventures IX, L.P. (“BV9”), Battery Investment Partners IX, LLC (“BIP9”), Battery Partners IX, LLC (“BP9 LLC”), Neeraj Agrawal (“Agrawal”), Michael Brown (“Brown”), Thomas J. Crotty (“Crotty”), Jesse Feldman (“Feldman”), Richard D. Frisbie (“Frisbie”), Kenneth P. Lawler (“Lawler”), Roger H. Lee (“Lee”), R. David Tabors (“Tabors”) and Scott R. Tobin (“Tobin”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Messrs. Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are the sole managing members of BP9, the general partner of BV9 and managing member of BIP9 and/or the officers of BMC, the investment advisor to BP9.

	(b)	Address of Principal Business Office or, if none, Residence Battery Ventures One Marina Park Drive Suite 1100 Boston, MA 02210
(c)

Citizenship
Agrawal, Brown, Crotty, Feldman, Frisbie, Lawler, Lee, Tabors and Tobin are United States citizens.  BV9 is a limited partnership organized under the laws of the State of Delaware.  BIP9 is a limited liability company organized under the laws of the State of Delaware.  BP9 is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 57063L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 39,249,978 shares of Common Stock outstanding as of  December 31, 2013, as reported in the Issuer’s Form S-1/A, filed on January 24, 2014; provided, that the approximate percentages of Common Stock reported as beneficially owned by Agrawal is based upon 39,266,778, which includes the number of shares which Agrawal has the right to acquire within sixty days through the exercise of an option to purchase shares.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2013:

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of BV9, the general and limited partners may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BV9.  Under certain circumstances set forth in the limited liability company agreement of BIP9, the members may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by BIP9.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BATTERY VENTURES IX, L.P.

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY INVESTMENT PARTNERS IX, LLC

By: Battery Partners IX, LLC

By: *
Managing Member

BATTERY PARTNERS IX, LLC

By: *
Managing Member

NEERAJ AGRAWAL

By: *
Neeraj Agrawal

MICHAEL BROWN

By: *
Michael Brown

THOMAS J. CROTTY

By: *
Thomas J. Crotty

JESSE FELDMAN

By: *
Jesse Feldman

RICHARD D. FRISBIE

By: *
Richard D. Frisbie

KENNETH P. LAWLER

By: *
Kenneth P. Lawler

ROGER H. LEE

By:	*
Roger H. Lee

R. DAVID TABORS

By:	*
R. David Tabors

SCOTT R. TOBIN

By:	*
Scott R. Tobin

*By:	/s/ Christopher Schiavo
Name:	Christopher Schiavo
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.